UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I – REGISTRANT INFORMATION

AtlasClear Holdings, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

4030 Henderson Blvd., Suite 712

Address of Principal Executive Office (Street and Number)

Tampa, FL 33629

City, State and Zip Code

PART II – RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

AtlasClear Holdings, Inc. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 (the “Form 10-Q”) by the prescribed due date because the Company needs additional time to finalize the Company’s financial statements to be included in its Form 10-Q.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Robert McBey	(727)	446-6660
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s results of operations for the three months ended March 31, 2024 are expected to reflect significant changes from the three months ended March 31, 2023. While the Company is still reviewing and finalizing its financial results, it is able to provide certain preliminary results. The Company expects to report the following for the three months ended March 31, 2024: (i) net revenues of approximately $1.3 million, as compared to net revenues of $0 for the three months ended March 31, 2023; (ii) loss from operations of approximately $0.1 million, as compared to loss from operations of $0.2 million for the three months ended March 31, 2023; and (iii) net loss of approximately $87.4 million for the three months ended March 31, 2024, primarily relating to the accounting requirements of ASC 350 and SAB Topic 5G that require a writedown of certain acquisition assets and costs, as compared to a net income of $0.2 million for the three months ended March 31, 2023. The revenue for the quarter ended March 31, 2024 comes from the acquisition of Wilson-Davis & Co., Inc. (“Wilson-Davis”) by the Company during the quarter, as a result of the previously disclosed business combination. Wilson-Davis is the only operating entity of the Company as of the date of this notification.

These are preliminary results based on current expectations and are still under review and subject to change. Actual results may differ.

Forward-Looking Statements

This Form 12b-25 includes information that constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Registrant’s current beliefs, assumptions and expectations regarding future events, which in turn are based on information currently available to the Registrant. Such forward-looking statements include statements regarding the anticipated timing of completion of the Company’s financial results for the three months ended March 31, 2024, and the Company’s expectations with respect to its results of operations for the three months ended March 31, 2024. By their nature, forward-looking statements address matters that are subject to risks and uncertainties. A variety of factors could cause actual events and results to differ materially from those expressed in or contemplated by the forward-looking statements. These factors include, without limitation, the risk that additional or different information may become known prior to the expected filing of the periodic report described herein. Other risks affecting the Company are discussed in the Company’s filings with the SEC, including the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the Securities and Exchange Commission on April 16, 2024. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by applicable laws.

AtlasClear Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2024	By: /s/ Robert McBey
Robert McBey, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).